January 14, 2016

VIA EDGAR
Ms. Sonia Gupta Barros
Assistant Director Office of Real Estate Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Ellington Residential Mortgage REIT
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 12, 2015
File No. 001-35896

Dear Ms. Gupta Barros:
Ellington Residential Mortgage REIT, a Maryland real estate investment trust (including its subsidiaries, “we,” or the “Company”), is submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated December 30, 2015.
For convenience of reference, each of the Staff comments contained in your December 30, 2015 comment letter is reprinted below in bolded italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Recent Market Developments

Portfolio Overview and Outlook, page 53

1.
We note your risk factor disclosure on page 17 on the impact of prepayment rate changes on the performance of your assets and your disclosure on page 50 regarding prepayment rate trends. In future Exchange Act periodic reports, please consider providing disclosure regarding the constant prepayment rate for the RMBS assets in your portfolio. Additionally, please provide disclosure regarding trends in your constant prepayment rate, or advise us why you do not believe such information is material to investors.

Ms. Sonia Gupta Barros
January 14, 2016

RESPONSE: The Company will provide disclosure regarding the constant prepayment rate as well as trends in the constant prepayment rate for the Agency RMBS in its portfolio in future Exchange Act periodic reports. The Company does not believe that providing disclosure on the constant prepayment rate (or trends in the constant prepayment rate) for its non-Agency RMBS would be useful to investors, since those securities experience both very low prepayment activity and very low prepayment variability.

Financial Condition, page 56

2.
We note your disclosure on page 34 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, stating “. . . increases in prepayments were not consistent across coupon and issue year vintages. Many of the more recent vintage coupons showed very sharp increases in prepayment speeds while more seasoned vintages were generally less reactive.” In future Exchange Act reports, please provide information about the age of the mortgage loans underlying your RMBS, or advise us why you believe loan seasoning data is not material.

RESPONSE: The Company will provide information about the age of the mortgage loans underlying its Agency RMBS in future Exchange Act periodic reports. The Company does not believe that providing information regarding the age of its non-Agency RMBS would be useful to investors, since substantially all of its non-Agency RMBS are older vintage securities with very low prepayment activity and very low prepayment variability.

Core Earnings, page 60

3.
We note your use of Core Earnings, a non-GAAP measure, in this filing. In future Exchange Act periodic reports, please include all of the disclosures required by Item 10(e) of Regulation S-K, including a discussion of why management believes Core Earning provides useful information to investors regarding your financial condition and results of operations.

RESPONSE: The Company will include all of the disclosures required by Item 10(e) of Regulation S-K in its future Exchange Act periodic reports, including a discussion of why management believes Core Earnings provides useful information to investors regarding its financial condition and results of operations. The Company respectfully notes that it provided this disclosure in its Quarterly Reports on Form 10-Q for the three month periods ended June 30, 2015 (page 42) and September 30, 2015 (page 43) and intends to continue to provide such disclosure in its future Exchange Act periodic reports.

Interest Expense, page 61

4.
It appears that your net periodic expense paid or payable under your interest rate swaps includes only realized and unrealized gains (losses) on periodic settlements of interest rate swaps. Please tell us how you determined it was not necessary to include the impact from the realized and unrealized gains (losses) other than periodic settlements of interest rate swaps. Within your response, please clarify the nature of the gains and losses excluded.

RESPONSE: The disclosure that the Staff refers to on page 61 is intended to provide supplemental information to an investor about the Company’s cost of funds for each of the historical

Ms. Sonia Gupta Barros
January 14, 2016

periods presented. As noted in the table on page 61, the Company reports interest expense on its repo borrowings and provides this interest expense as a percentage of its average borrowings over the period to derive its annualized cost of funds. In addition to providing this information, the Company respectfully notes it believes that it is standard practice in the mortgage REIT sector to include periodic ongoing net payments and accrued net payments associated with interest rate swaps as an additional component of annualized cost of funds. The Company includes this metric for the purpose of providing investors with information about the regular and ongoing costs associated with the Company’s financing and hedging activities. As a result, the Company excludes from its annualized cost of funds calculation all the other portions of net realized and unrealized gains and losses on interest rate swaps, which are attributable to changes in market interest rates and similar factors typically excluded from cost of funds calculations. For the Staff’s information, through September 30, 2015, the Company had not entered into any interest rate swap contracts whereby the Company pays (or receives) upfront payments. However, to the extent that the Company does from time to time enter into such interest rate swap contracts, these upfront payments (or receipts) will be amortized over the applicable terms of the related interest rate swap contracts, the net amount amortized in the relevant period will be included in that period’s cost of funds, and the Company’s disclosure in its Exchange Act filings will be modified accordingly.

Contractual Obligations and Commitments, page 65

5.
In future Exchange Act periodic reports, please present information regarding your known contractual obligations in the tabular format referred to in Item 303(a)(5) of Regulation S-K or tell us why you believe this disclosure is not required.

RESPONSE: The Company will present the information regarding its known contractual obligations in the tabular format referred to in Item 303(a)(5) of Regulation S-K in its future Exchange Act reports.

Definitive Proxy Statement

6.
We note your disclosure on page 15, stating “. . . although we have not done so to date, if we invest at issuance in the equity of any collateralized debt obligation, or “CDO”, that is managed, structured or originated by EMG or one of its affiliates, or if we invest in any other investment fund or other investment for which EMG or one of its affiliates receives management, origination or structuring fees, the base management and incentive fees payable by us to our Manager will be reduced by an amount equal to the applicable portion (as described in the management agreement) of any such management fees, origination fees or structuring fees.” In future Exchange Act periodic reports, please revise your disclosure to describe the criteria governing, and amount of, incentive fees paid or payable by you to your Manager, or advise us why you do not believe such disclosure is material.

RESPONSE: Due to a clerical error the Company included the words “and incentive” erroneously. The Company thanks the Staff for pointing out the error. The Company notes that under the Company’s management agreement with the Company’s Manager, as amended to date, there is no contractual obligation for an incentive fee. The Company will revise the disclosure in future filings to note that only the base management fee will be reduced and delete the words “and incentive”.

Ms. Sonia Gupta Barros
January 14, 2016

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (203) 409-3734.
Very truly yours,
/s/ Lisa Mumford
Lisa Mumford

cc:     Mark Rakip
Jennifer Monick
Sara von Althann
Laurence Penn
Daniel M. LeBey
Christopher Green
Jason Frank